UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

HALIFAX CORPORATION OF VIRGINIA
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.24 PER SHARE
(Title of Class of Securities)
405805 10 2
(CUSIP Number)
The Arch C. Scurlock Children’s Trust
7425 Walton Lane
Annandale, VA 22003
703-256-1992
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number:	405805 10 2

1.	NAMES OF REPORTING PERSONS. The Arch C. Scurlock Children’s Trust dated December 9, 2002

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	7.	SOLE VOTING POWER

NUMBER OF		399,544.5[1]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		399,544.5

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

399,544.5

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes 392,961 shares of common stock and 6,583.5 shares of common stock issuable pursuant to presently exercisable options. The Arch C. Scurlock Children’s Trust is a party to a voting agreement related to the shares of common stock (the “Halifax Shares”) of Halifax Corporation of Virginia (the “Company”) as more fully described below. In the voting agreement, Michael Hirano, Lindsay Wynter and Thomas A. Waldman are named as proxies for voting of the Halifax Shares on matters related to the merger agreement by and among the Company, Global Iron Holdings, LLC and Global Iron Acquisition, LLC and the transactions contemplated by the merger agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)
Statement of
THE ARCH C. SCURLOCK CHILDREN’S TRUST
Pursuant to Section 13(d) of the
Securities Exchange Act of 1934
in respect of
HALIFAX CORPORATION OF VIRGINIA

Item 1.	Security and Issuer
     This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 20, 2005 and amended by Amendment No. 1 filed with the Securities and Exchange Commission on October 3, 2005 (collectively, the “Schedule 13D”) by the Arch C. Scurlock Children’s Trust (the “Reporting Person) in connection with the common stock, par value of $0.24 per share (the “Common Stock”), of Halifax Corporation of Virginia, a Virginia corporation with its principal executive offices at 5250 Cherokee Avenue, Alexandria, Virginia 22312 (the “Company”).
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the October 3, 2005 filing by the Reporting Person of the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D

Item 4.	Purpose of Transaction
     The following Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     This Amendment No. 2 relates to a voting agreement (the “Voting Agreement”) entered into by the Reporting Person and John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Nancy M. Scurlock, Arch C. Scurlock, Jr. and Donald M. Ervine (collectively, the “Shareholders” and each, a “Shareholder”) and Global Iron Holdings, LLC (“GIH”) in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) dated January 6, 2010 by and among the Company, GIH and Global Iron Acquisition, LLC, a wholly owned subsidiary of GIH (“Merger Sub”), providing for a business combination whereby the Company will, subject to the satisfaction or waiver of certain conditions to closing set forth in the Merger Agreement, merge with and into Merger Sub with Merger Sub as the surviving corporation (the “Merger”).
     If the closing contemplated by the Merger Agreement is consummated and subject to the terms of the Merger Agreement at the Effective Time (as defined in the Merger Agreement), each Company shareholder will be entitled to receive in exchange for each share of Common Stock owned by such shareholder $1.20 in cash.
     Pursuant to the Voting Agreement, each Shareholder (including the Reporting Person) has agreed, among other things, to vote the shares of Common Stock held of record or Beneficially Owned (as defined in the Merger Agreement) by such Shareholder (i) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, amendment of the articles of incorporation or bylaws, change in the board of directors, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which shall be reasonably likely to prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, pursuant to the Voting Agreement, each Shareholder (including the Reporting Person) has agreed, except as otherwise permitted by the Voting Agreement, (1) not to sell, transfer, tender, assign, hypothecate or otherwise dispose of shares of such Shareholder’s Common Stock, or create or permit to exist any Lien (as defined in the Voting Agreement) with respect to such shares, (2) not to take any action that would have the effect of preventing or impeding the Shareholders from performing any of their obligations under the Voting Agreement, (3) not to issue any press release or make any other public statement or announcement with respect to the Merger Agreement, the Voting Agreement, the Merger or any of the transactions contemplated thereby, (4) not to solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement), and (5) not to participate in any discussions or negotiations regarding any such Acquisition Proposal.
     Pursuant to the Voting Agreement, each Shareholder (including the Reporting Person) has appointed Michael Hirano, Lindsay Wynter and Thomas A. Waldman (collectively, the “Proxy Holders”) as his, her or its proxy to vote all of the shares of Common Stock that such

Shareholder is entitled to vote (at any meeting of the shareholders of the Company, whether annual or special, or by consent in lieu of any such meeting or otherwise) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any proposal that the Proxy Holders deem to be reasonably likely to prevent the consummation of the Merger and the transactions contemplated by the Merger Agreement.
     The Voting Agreement terminates on the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) termination of the Merger Agreement in accordance with its terms and (iii) any material amendment to the Merger Agreement that is adverse to the Shareholders.
     The descriptions of the Merger Agreement and the Voting Agreement contained in this Amendment No. 2 are qualified in their entirety by their reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 to this Amendment No. 2, respectively, and are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of Schedule 13D is hereby amended and supplemented to include the following:
     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:
1.	Agreement and Plan of Merger, dated January 6, 2010 by and among Global Iron Holdings, LLC, Global Iron Acquisition, LLC and Halifax Corporation of Virginia (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2010).

2.	Voting Agreement, dated January 6, 2010, among the Arch C. Scurlock Children’s Trust, John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Nancy M. Scurlock, Arch C. Scurlock, Jr. and Donald M. Ervine and Global Iron Holdings, LLC (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2010).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ARCH C. SCURLOCK CHILDREN’S TRUST
Dated: January 14, 2010	By:	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Trustee

Dated: January 14, 2010	By:	/s/ John H. Grover
John H. Grover, Trustee

Dated: January 14, 2010	By:	/s/ Arch C. Scurlock
Arch C. Scurlock, Trustee

Dated: January 15, 2010	By:	/s/ Mary Scurlock Adamson
Mary Scurlock Adamson, Trustee